Exhibit 99.01

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

CERTAIN CAUTIONARY STATEMENTS AND
RISK FACTORS

CSG Systems International, Inc. and its subsidiaries (collectively, the “Company”) or their representatives from time-to-time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in its various SEC filings or orally in conferences or teleconferences. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

This list of factors is likely not exhaustive. The Company operates in a rapidly changing and evolving business involving the converging communications markets, and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.

RELIANCE ON KEY CUSTOMER CARE AND BILLING PRODUCTS AND SERVICES

In connection with the Kenan Business acquisition, the Company has reorganized its business into two operating segments: the Broadband Services Division (the “Broadband Division”) and the Global Software Services Division (the “GSS Division”).

The Broadband Division generates a substantial portion of its revenues by providing customer care and billing services to the United States cable television and direct broadcast satellite industries through its core service bureau processing product, CSG CCS/BP (“CCS”). Historically, a substantial portion of the Company’s total revenues were generated from providing CCS products and related services. These CCS products and services are expected to provide a large portion of the Company’s and most of the Broadband Division’s total revenues in the foreseeable future.

The GSS Division consists of the Company’s stand-alone software products and related services, which consists principally of the Kenan Business acquired in February 2002. Historically, a significant portion of Kenan Business’ revenues have been generated from its core customer care and billing system product, CSG Kenan/BP (formerly Arbor B/P), and professional services associated with this product. CSG Kenan/BP and related maintenance and professional services are expected to provide a large portion of GSS Division’s total revenues in the foreseeable future.

Any reduction in demand for CCS and/or CSG Kenan/BP would have a material adverse effect on the financial condition and results of operations of the Company, including possible impairments to related goodwill and other intangible assets. In addition, the market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. The Company believes that its future success in sustaining and growing its processing revenues and software and professional services revenues depends upon continued market acceptance of its current products, including CCS and CSG Kenan/BP, and its ability to adapt, modify, maintain, and operate its products to address the increasingly complex and evolving needs of its clients, without sacrificing the reliability or quality of the products. As a result, substantial research and development will be required to maintain the competitiveness of the Company’s products and services in the market. There is an inherent risk of technical problems in maintaining and operating the Company’s products and services as the complexities are increased. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, the Company is typically responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexities increase. There can be no assurance: (i) of continued market acceptance of the Company’s current products; (ii) that the Company will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs; or (iii) that the Company will be successful in supporting the implementation and/or operations of product enhancements or new products.

AT&T BUSINESS RELATIONSHIP

Contract Rights and Obligations (as amended)

The AT&T Contract has an original term of 15 years and expires in 2012. The AT&T Contract includes minimum financial commitments by AT&T over the life of the contract, and as amended, includes exclusive rights for the Company to provide customer care and billing products and services for AT&T’s offerings of wireline video, all Internet/high speed data services, and print and mail services. During the fourth quarter of 2000, the Company relinquished its exclusive rights to process AT&T’s wireline telephony customers, and those AT&T customers were fully converted to another service provider by the end of 2001. The Company does not expect the loss of these customers to have a material impact on the Company’s result of operations.

Effective April 2001, the Company amended its agreement with AT&T giving the Company certain additional contractual rights to continue processing, for a minimum of one year, customers that AT&T may divest. These new rights are co-terminus with and are in addition to the existing minimum processing commitments the Company has with AT&T through 2012. Any such divestitures to a third party would not: (i) relieve AT&T of its minimum processing commitments; (ii) impact the Company’s exclusivity rights under the AT&T Contract; or (iii) impact the term of the AT&T Contract.

The AT&T Contract contains certain performance criteria and other obligations to be met by the Company. The Company is subject to various remedies and penalties if it fails to meet the performance criteria or other obligations. The Company is also subject to an annual technical audit to determine whether the Company’s products and services include innovations in features and functions that have become standard in the wireline video industry. If an audit determines the Company is not providing such an innovation and it fails to do so in the manner and time period dictated by the contract, then AT&T would be released from its exclusivity obligation to the extent necessary to obtain the innovation from a third party.

To fulfill the AT&T Contract and to remain competitive, the Company believes it will be required to develop additional features to existing products and services, and possibly in certain circumstances, new products and services, all of which will require substantial research and development, as well as implementation and operational aptitude. AT&T has the right to terminate the AT&T Contract in the event of certain defaults by the Company. To date, the Company believes it has complied with the terms of the contract. Should the Company fail to meet its obligations under the AT&T Contract, and should AT&T be successful in any action to either terminate the AT&T Contract in whole or in part, or collect damages caused by an alleged breach, it would have a material adverse impact on the Company’s future results of operations. Indeed, on September 27, 2000, AT&T filed a Demand for Arbitration relating to the AT&T

Contract, causing a significant drop in the trading price of the Company’s Common Stock. On October 10, 2000, AT&T agreed to dismiss its Demand for Arbitration with the Company. In connection with the dismissal, the companies agreed to amend the AT&T Contract. See the Company’s 2001 10-K for additional discussions of this matter.

AT&T Dispute

On March 13, 2002, AT&T Broadband notified the Company that AT&T is “considering” initiating arbitration proceedings relating to the AT&T Contract. The letter stated that AT&T’s decision whether to seek arbitration is subject to the parties exhausting the negotiation process specified in the AT&T Contract. That dispute resolution portion of the agreement calls for senior officers from each company to meet promptly and for a period of not less than 30 days in an effort to resolve the dispute. In the letter, AT&T stated that any action to terminate the AT&T Contract would be based upon the following claims. First, AT&T claims that the Company failed to provide bundled or aggregated billing services, including the Company’s breach of its obligation to provide telephony billing when required to do so under the AT&T Contract. Second, the letter states that the Company has not cooperated with AT&T in utilizing another vendor to provide aggregated billing services, as well as the Company’s improper assertion of its exclusivity rights. Third, the letter claims that the Company has breached the Most Favored Nations clause of the AT&T Contract.

On March 18, 2002, AT&T filed for injunctive relief in the Arapahoe County District Court in Colorado to obtain certain data files from the Company. On April 15, 2002, the Court dismissed AT&T’s claim, ruling that if AT&T sought to pursue the matter, it must do so in arbitration pursuant to the dispute resolution clause of the Contract.

On May 10, 2002, AT&T filed a demand with the American Arbitration Association (“AAA”) to arbitrate its claims against the Company. In its demand for arbitration, AT&T cited matters consistent with those of the March 13, 2002 allegations against the Company, and the March 18, 2002 injunctive relief action, as discussed immediately above. They are as follows. First, AT&T claims that the Company has “interfered” with AT&T’s “right” to provide aggregated billing services to its customers. In particular, AT&T contends that the Company has not cooperated with AT&T in utilizing another vendor to provide aggregated billing services and that the Company has improperly asserted its exclusivity rights under the AT&T Contract. Second, AT&T claims that the Company has breached the Most Favored Nations clause of the AT&T Contract. And finally, AT&T claims that the Company has violated its obligation to provide AT&T with its customer data in a deconversion format.

In the arbitration, AT&T seeks a “declaration” that it was entitled to terminate the AT&T Contract on its fifth anniversary (August 10, 2002), or at any time thereafter, on 90 days written notice to the Company. If as a result of the outcome of the arbitration proceedings, AT&T elects to terminate the contract (or otherwise converts some or all of its customer to another service provider), it seeks full cooperation from the Company for whatever period of time it takes to convert AT&T’s approximately 15.5 million customers to another vendor’s customer care and billing system. In addition, AT&T is seeking unspecified damages from the Company. The Company and AT&T have agreed upon a single arbitrator to hear the dispute, and the parties are currently in the discovery phase of the arbitration.

On May 31, 2002 the Company responded to AT&T’s arbitration demand. In its response, the Company denied AT&T’s allegations that the Company had breached the Contract. The Company also filed a number of counter claims alleging that AT&T has breached its obligations to the Company and is seeking unspecified damages. Included among the Company’s counterclaims against AT&T is a request for a declaratory judgement that following the Comcast Corporation (“Comcast”) and AT&T merger (discussed in more detail below), the approximately 8 million Comcast customers would be subject to the AT&T Contract and thereby must, subject to certain conditions, be processed on the Company’s system.

The Company emphatically denies the allegations in the AT&T arbitration demand, and denies that it is in breach of the AT&T Contract. However, if the arbitrator determines that the Company either has: (i) materially or repeatedly defaulted in the performance of its obligations without satisfying the cure provisions of the AT&T Contract; or (ii) failed to substantially comply with its material obligations under the AT&T Contract taken as a whole, then AT&T may be able to terminate the AT&T Contract prior to its natural expiration on December 31, 2012. Should AT&T be successful in: (i) its claims for unspecified damages or its Most Favored Nations claims; or (ii) terminating the AT&T Contract in whole or in part, it could have a material adverse effect on the financial condition of the Company and its overall future operations. As of September 30, 2002, the Company has not reflected an accrual on its consolidated balance sheet for the potential exposure of any loss related to the AT&T arbitration proceedings because the Company has concluded that it is not probable that such a loss has occurred, and the amount of any potential loss could not reasonably be estimated at this time, even within a range. In addition, the Company has various long-lived intangible assets (client contracts) related to the AT&T Contract which have a net carrying value as of September 30, 2002 of approximately $62 million. Because of the uncertainty regarding the outcome of this matter, the Company does not believe there has been any impairment to the carrying value of these intangible assets as of the date of this filing. However, should AT&T be successful in: (i) terminating the AT&T Contract in whole or in part, or (ii) significantly modifying the terms of the AT&T Contract, it is reasonably possible that an impairment of these intangible assets could result, and the amount of the impairment could be substantial.

While the substance of any negotiations between the Company and AT&T, as well as any arbitration proceedings, are not being made public at this time, readers are strongly encouraged to review frequently the Company’s filings with the SEC as well as all public announcements from the Company relating to the dispute between the companies. This is of particular importance as it is impossible to predict accurately at this time when any partial or entire resolution to this dispute may be forthcoming, either inside or outside of the arbitration process.

A copy of the AT&T Contract and all subsequent amendments (including the amendment executed as part of the agreement to withdraw AT&T’s September 27, 2000 Demand for Arbitration) are included in the Company’s exhibits to its periodic public filings with the SEC. These documents are available on the Internet and the Company encourages readers to review those documents for further details.

Comcast Corporation and AT&T Broadband Merger

In December of 2001, Comcast announced that it would acquire AT&T Broadband, a merger that would create the largest cable television company in the world. Under the reported terms of the definitive merger agreement, AT&T Corporation will spin off AT&T Broadband and simultaneously merge it with Comcast, forming a new company to be called AT&T Comcast Corporation. It is premature at this time to speculate what impact this transaction will have on the Company’s operations, if any. The Company believes the AT&T Contract would remain in effect in the event there is a change in control of AT&T Broadband; however, it is impossible to predict how any successor entity(s) to AT&T Broadband would interpret their obligations under the AT&T Contract. It is also impossible to predict what impact any dispute would have on the Company’s results of operations or market for its securities. As discussed above, the Company believes it has certain rights under the AT&T Contract to process the Comcast customers on its systems after the merger is completed. The merger is expected to close in the fourth quarter of 2002.

On June 21, 2002, the Company filed a complaint in U.S. District Court in Denver, Colorado alleging, among other things, that Comcast has unlawfully interfered with the AT&T Contract. In its complaint, the Company sought unspecified damages for Comcast’s illegal conduct and interference with the AT&T Contract.

On November 1, 2002, the Company voluntarily withdrew its complaint against Comcast without prejudice. The complaint was withdrawn to facilitate settlement discussions between the Company and Comcast regarding the arbitration proceedings between AT&T and the Company. Although this action is intended to facilitate such discussions, the current arbitration proceedings with AT&T remain unaffected by this action. While the Company is hopeful that it can have meaningful discussions and resolve the AT&T arbitration matter in a timely fashion, the withdrawal of this complaint should in no way be construed as an indication that a resolution between the Company and AT&T is imminent. The Company expects all parties to take as long as needed to reach an acceptable resolution. If no resolution can be achieved, the Company has the right to resubmit its complaint against Comcast.

Business Activities and Dependence On AT&T

AT&T completed its merger with Tele-Communications, Inc. (“TCI”) in 1999 and completed its merger with MediaOne Group, Inc. (“MediaOne”) in 2000. The percentages of the Company’s total revenues generated from AT&T for the three months ended September 30, 2002 and 2001 were approximately 28% and 57%, and for the nine months ended September 30, 2002 and 2001 were approximately 28% and 59%, respectively. The decrease in the percentages between periods relates primarily to a decrease in the amount of software and professional services purchased by AT&T in 2002 when compared to 2001, as well as an increase in total revenues between periods from all other clients, including revenue related to the acquisition of the Kenan Business. The Company expects that revenues generated from AT&T for all of 2002 will be approximately 25% to 30% of the Company’s total 2002 revenues, and also expects to continue to generate a large portion of its total revenues from AT&T in future periods. There are inherent risks whenever this large of a percentage of total revenues is concentrated with one customer. One such risk is that, should AT&T’s business generally decline, it would have a material impact on the Company’s future results of operations.

If the Company were to fail to continue to perform successfully under the AT&T Contract, that would have a material adverse effect on the financial condition and results of operations of the Company. Likewise, if AT&T were to breach its material obligations to the Company, that would have a material adverse effect on the financial condition and results of operations of the Company.

Historically, a substantial portion of the Company’s revenue growth has resulted from the sale of products and services to AT&T, both of which are in excess of the minimum financial commitments included in the contract. There can be no assurance that the Company will continue to sell products and services to AT&T in excess of the minimum financial commitments included in the contract.

RENEWAL OF ECHOSTAR COMMUNICATIONS CONTRACT

The percentages of the Company’s total revenues generated from Echostar Communications (“Echostar”) for the three months ended September 30, 2002 and 2001 were approximately 9% in each period, and for the nine months ended September 30, 2002 and 2001 were approximately 11% and 9%, respectively. The Company provides services to Echostar under a master agreement which is scheduled to expire on December 31, 2004. The failure of Echostar to renew its contract representing a significant part of its business with the Company would have a material adverse impact on the financial condition and results of operations of the Company.

RENEWAL OF AOL TIME WARNER CONTRACTS

America Online, Inc. (“AOL”) and Time Warner completed their merger in 2000, and now operate under the name AOL Time Warner, Inc. (“AOL Time Warner”). The percentages of the Company’s total revenues generated from AOL Time Warner for the three months ended September 30, 2002 and 2001 were approximately 6% and 7%, and for the nine months ended September 30, 2002 and 2001 were approximately 6% and 7%, respectively. The Company provides services to AOL Time Warner under multiple, separate contracts with various AOL Time Warner affiliates. These contracts are scheduled to expire on various dates. The failure of AOL Time Warner to renew contracts representing a significant part of its business with the Company would have a material adverse impact on the financial condition and results of operations of the Company.

CONVERSION TO THE COMPANY’S SYSTEMS

The Company’s ability to convert new client sites to its customer care and billing systems on a timely and accurate basis is necessary to meet the Company’s typical contractual commitments and to achieve its business objectives. Converting multiple sites under the schedules required by contracts or business requirements is a difficult and complex process. One of the difficulties in the conversion process is that competition for the necessary qualified personnel is intense and the Company may not be successful in attracting and retaining the personnel necessary to complete conversions on a timely and accurate basis. The inability of the Company to perform the conversion process timely and accurately would have a material adverse impact on the results of operations of the Company. Currently, the Company does not have any scheduled conversions to its systems. The Company expects to gain additional market share through conversions of new customers to its systems. The inability of the Company to perform any such conversions in a timely and accurate manner could have a material adverse impact on the results of the Company.

DEPENDENCE ON UNITIED STATES VIDEO INDUSTRY – CABLE TELEVISION AND DBS

The Company’s business has a significant concentration in the U.S. cable television and direct broadcast satellite (“DBS”) industries, making the Company susceptible to a downturn in those industries. During the years ended December 31, 2001 and 2000, the Company derived 82.3% and 77.7%, and 11.7% and 16.0% of its total revenues from companies in the U.S. cable television and U.S. and Canadian DBS industries, respectively. Although this percentage is expected to decline in 2002 and beyond as a result of additional revenues expected to be generated outside the U.S. as a result of the Kenan Business acquisition, revenues from the U.S. cable television and DBS industries are still expected to provide a large portion of the Company’s total revenues in the foreseeable future. A decrease in the number of customers served by the Company’s clients, loss of business due to non-renewal of client contracts, industry and client consolidations, and/or changing consumer demand for services would adversely effect the results of operations of the Company. There can be no assurance that new entrants into the video market will become clients of the Company. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging communications markets. Even if major forays into new markets are successful, the Company may be unable to meet the special billing and customer care needs of that market.

CURRENT ECONOMIC STATE OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY

The economic state of the global telecommunications industry (e.g., cable television, DBS, wireline and wireless telephony, Internet and high speed data, etc.) continues to be depressed, with many of the companies operating within this industry publicly reporting decreased revenues and earnings, as well as several companies recently filing for bankruptcy protection. Public reports indicate any expected turnaround in the economic state of the global telecommunications industry could be slow, and a sustained recovery could take several years. Many telecommunications companies have announced cost and capital expenditure reduction programs to cope with the depressed economic state of the industry. Since most of the Company’s current and future clients operate within this industry sector, the economic state of this industry directly impacts the Company’s business, potentially limiting the amount of products and services current or future clients may purchase from the Company, as well as increasing the likelihood of uncollectible amounts from current and future accounts receivable and lengthening the cash collection cycle. For these reasons, the continued depressed economic state of the global telecommunications industry may adversely impact the Company’s future results of operations and limit the Company’s ability to grow its revenues. Indeed, in response to the lingering poor economic conditions within this industry, on July 29, 2002, the Company announced several cost reduction initiatives to be implemented during the third quarter of 2002 and reduced its revenue and earnings expectation for the remainder of 2002.

CONSOLIDATION OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY

The global telecommunications industry is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that telecommunications providers are consolidating, decreasing the potential number of buyers for the Company’s products and services. In addition, consolidation in the telecommunications industry may put at risk the Company’s ability to leverage its existing relationships. Should this consolidation result in a concentration of customer accounts being owned by companies with whom the Company does not have a relationship, or with whom competitors are entrenched, it could negatively effect the Company’s ability to maintain or expand its market share, thereby adversely effecting the results of operations.

CONVERGING GLOBAL TELECOMMUNICATIONS INDUSTRY

The Company’s growth strategy is based in part on the continuing convergence and growth of the global telecommunications industry. If this industry fails to converge, grow more slowly than anticipated, or if providers in the converging markets do not accept the Company’s solutions for combining multiple communications services for a customer, there could be a material adverse effect on the Company’s growth.

COMPETITION

The market for the Company’s products and services is highly competitive. The Company directly competes with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either a new competitor, or a competitor(s) with greater resources. Many of the Company’s current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than the Company, many with significant and well-established international operations. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors.

ATTRACTION AND RETENTION OF PERSONNEL

The Company’s future success depends in large part on the continued service of its key management, sales, product development, and operational personnel. The Company is particularly dependent on its executive officers. The Company believes that its future success also depends on its ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, additional personnel in the areas of research and development and technical support. Competition for qualified personnel is intense, particularly in the areas of research and development, conversions and technical support. The Company may not be successful in attracting and retaining the personnel it requires, which would adversely effect the Company’s ability to meet its commitments and new product delivery objectives.

INTEGRATION OF ACQUISITIONS

As part of its growth strategy, the Company seeks to acquire assets, technology, and businesses which would provide the technology and technical personnel to expedite the Company’s product development efforts, provide complementary products or services, or provide access to new markets and clients. Consistent with this strategy, the Company recently completed the acquisition of the Kenan Business. See Note 6 to the Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional discussions of the Kenan Business acquisition.

Acquisitions involve a number of risks and difficulties, including: (i) expansion into new geographic markets and business areas; (ii) the requirement to understand local business practices; (iii) the diversion of management’s attention to the assimilation of acquired operations and personnel; and (iv) potential adverse effects on the Company’s operating results for various reasons, including but not limited to the following items: (a) the Company’s inability to achieve revenue targets; (b) the Company’s inability to manage and/or reduce operating costs; (c) the Company’s inability to achieve certain operating synergies; (d) costs incurred to integrate, support, and expand the acquired business; (e) charges related to purchased in-process research and development projects; (f) costs incurred to exit current or acquired contracts or activities; (g) costs incurred to manage the size of the combined existing and acquired workforce, due to certain redundancies or inefficiencies; (h) costs incurred to service any acquisition debt; and (i) the amortization or impairment of intangible assets.

Due to the multiple risks and difficulties associated with any acquisition, there can be no assurance that the Company will be successful in achieving its expected strategic and operating goals for any such acquisition.

VARIABILITY OF QUARTERLY RESULTS

The Company’s quarterly revenues and operating results, particularly relating to software and professional services, may fluctuate depending on various factors, including the timing of executed contracts and the delivery of contracted services or products, the cancellation of the Company’s services and products by existing or new clients, the hiring of additional staff, new product development and other expenses. No assurance can be given that results will not vary due to these factors.

Variability in quarterly revenues and operating results are inherent characteristics of the software industry. One common cause of a failure to meet revenue and operating expectations in the software industry is the inability to close one or more larger software transactions that may have been anticipated by management in any particular period. The Company expects software and professional services revenues to become an increasingly larger portion of its total revenues in the future. Consequently, as the Company’s total revenues grow, so too does the risk associated with meeting financial expectations for revenues derived from its software and professional services offerings. As a result, there is a proportionately increased likelihood that the Company may fail to meet revenue and earnings expectations of the analyst community. With the current volatility of the stock market, should the Company fail to meet analyst expectations by even a relatively small amount it would most likely have a disproportionately negative impact upon the market price for the Company’s Common Stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

The Company relies on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect its proprietary rights in its products. The Company also holds a limited number of patents on some of its newer products, and does not rely upon patents as a primary means of protecting its rights in its intellectual property. There can be no assurance that these provisions will be adequate to protect its proprietary rights. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company or the Company’s clients.

Historically, the vast majority of the Company’s revenue has come from domestic sources, limiting the need to develop a strong international intellectual property protection program. With the Kenan Business acquisition, the Company has clients using its products in approximately 40 countries. As a result, the Company needs to continually assess whether there is any risk to its intellectual property rights in many countries throughout the world. Should these risks be improperly assessed or if for any reason should the Company’s right to develop, produce and distribute its products anywhere in the world be successfully challenged or be significantly curtailed, it could have a material adverse effect on the operations of the Company and its financial results.

INTERNATIONAL OPERATIONS

The Company’s growth strategy includes a commitment to the marketing of its products and services internationally. The Company has conducted international operations in the past and will significantly increase the level of its international operations as a result of its recent acquisition of the Kenan Business. The Company is subject to certain inherent risks associated with operating internationally including: (i) difficulties with product development meeting local requirements such as the conversion to local currencies and languages; (ii) difficulties in staffing and management of personnel, including considerations for cultural differences; (iii) reliance on independent distributors or strategic alliance partners; (iv) fluctuations in foreign currency exchange rates for which a natural or purchased hedge does not exist or is ineffective; (v) longer collection cycles for client billings (i.e., accounts receivables), as well as heightened client collection risks, especially in countries with highly inflationary economies and/or with restrictions on the movement of cash out a country; (vi) compliance with laws and regulations related to the collection, use, and disclosure of certain personal information relating to clients’ customer’s (i.e., privacy laws) that are more strict than those currently in force in the U.S.; (vii) effective coordination of world-wide sales and marketing programs; (viii) compliance with foreign regulatory requirements, including local labor laws; (ix) variability of foreign economic conditions; (x) changing restrictions imposed by U.S. or foreign import/export laws; (xi) political and economic instability; (xii) reduced protection for intellectual property rights in some countries; (xiii) inability to recover value added taxes (“VAT”) and/or goods and services taxes (“GST”) in foreign jurisdictions; (xiv) competition from companies which have firmly established significant international operations; and (xv) a potential adverse impact to the Company’s overall effective income tax rate resulting from: (a) operations in foreign countries with higher tax rates than the U.S.; (b) the inability to utilize certain foreign tax credits; and (c) the inability to utilize some or all of losses generated in one or more foreign countries.

SYSTEM SECURITY

The end users of the Company’s systems are continuously connected to the Company’s products through a variety of public and private telecommunications networks. The Company plans to expand its use of the Internet with its product offerings thereby permitting, for example, our clients’ customer to use the Internet to review account balances, order services or execute similar account management functions. The Company also operates an extensive internal network of computers and systems used to manage internal communications, financial information, development data and the like. The Company’s product and internal communications networks and systems carry an inherent risk of failure as a result of human error, acts of nature and intentional, unauthorized attacks from computer “hackers.” Opening up these networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems’ reliability on the availability and performance of the Internet’s infrastructure. Certain system security and other controls for CCS are reviewed periodically by an independent party. The Company periodically undergoes a security review of its internal systems by an independent party, and has implemented a plan intended to limit the risk of an unauthorized access to the networks and systems, including network firewalls, intrusion detection systems and antivirus applications.

The method, manner, cause and timing of an extended interruption or outage in the Company’s networks or systems are impossible to predict. As a result, there can be no assurances that the Company’s networks and systems will not fail, or that the Company’s business recovery plans will adequately mitigate any damages incurred as a consequence. In addition, should the Company’s networks or systems be significantly compromised, it would most likely have a material adverse effect on the operations of the Company, including its ability to meet product delivery obligations or client expectations. Likewise, should the Company’s networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would most likely result in an immediate loss of revenue or increase in expense, as well as damaging the reputation of the Company. Any of these events could have both an immediate, negative impact upon the Company’s short-term revenue and profit expectations, as well as its long-term ability to attract and retain new clients.

PRODUCT OPERATIONS AND SYSTEM AVAILABILITY

The Company’s product operations are run in both mainframe and distributed system computing environments, as follows:

Mainframe Environment

CCS operates in a mainframe data processing center managed by First Data Corporation (“FDC”), with end users dispersed throughout the United States and Canada. These services are provided under an agreement with FDC, which is scheduled to expire June 30, 2005. The Company believes it could obtain mainframe data processing services from alternative sources, if necessary. The Company has a business recovery plan as part of its agreement with FDC should the FDC data center (the “FDC Data Center”) suffer an extended business interruption or outage. This plan is tested on an annual basis.

Distributed Systems Environment

Several of the Company’s new product applications operate in a distributed systems environment (also known as “open systems”), running on multiple servers for the benefit of certain clients. During 2001, the Company completed the migration of these distributed systems servers from its own internal data center to the FDC Data Center. Under an agreement with FDC that runs through June 30, 2005, FDC provides the operations monitoring and facilities management services, while the Company provides hardware, operating systems and application support.

Typically, these distributed product applications interface to and operate in conjunction with CCS via telecommunication networks. The Company is currently implementing its business recovery plan for these applications. The Company and FDC have extensive experience in running applications within the mainframe computing platform, and only within the last few years began running applications within a distributed systems environment. In addition, the mainframe computing environment and related technology is mature and has proven to be a highly reliable and scaleable computing platform. The distributed systems computing platform is not at the same level of maturity as the mainframe computing platform. In addition, security attacks on distributed systems throughout the industry are more prevalent than on mainframe environments due to the open nature of those systems.

The end users of the Company’s systems are continuously connected to the Company’s CCS products through a variety of public and private telecommunications networks, and are highly dependent upon the continued availability of the Company’s systems to conduct their business operations. Should the FDC Data Center, or any particular product application or internal system which is operated within the FDC Data Center or the Company’s facilities, as well as the connecting telecommunications networks, experience an extended business interruption or outage, it could have an immediate impact to the business operations of the Company’s clients, which could have a material adverse impact on the financial condition and results of operations of the Company, as well as negatively affect the Company’s ability to attract and retain new clients.